SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of interim results for the six months ended 30 June 2013, dated August 21, 2013.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 22, 2013	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2013

HIGHLIGHTS

—	Operating revenues reached RMB157,520 million, up by 14.1%. Excluding the mobile terminal sales, operating revenues reached RMB139,209 million, up by 10.0%

—	EBITDA was RMB50,114 million, up by 35.5%, EBITDA margin was 36.0%

—	Profit attributable to equity holders of the Company was RMB10,213 million, up by 15.9%, basic earnings per share was RMB0.13

•

Total number of mobile subscribers reached 175 million, representing a net addition of 13.88 million from the end of last year, up by 8.6%, of which the number of 3G mobile subscribers was 87.33 million, representing a net increase of 18.28 million from the end of last year, up by 26.5%

•	Total number of wireline broadband subscribers reached 95.82 million, representing a net addition of 5.70 million from the end of last year, up by 6.3%

•	Total number of access lines in service was 160 million, representing a net decrease of 3.40 million from the end of last year, down by 2.1%

CHAIRMAN’S STATEMENT

In the first half of 2013, the Company persisted in deepening the scale operation and data traffic operation to achieve dual enhancement in scale development and profitability. The corporate strengths were further reinforced. Through accurately capturing the development pattern of mobile Internet and breaking away from the constraints of traditional telecommunications operation mindset, the Company enhanced corporate vitality through market-driven mechanism, promoted rapid business development through differentiation and accelerated the product progress under the “Three New Roles“1 strategy. With continual enhancement of our four core capabilities in innovation, service, efficiently-centralised management and operation, our sustainable competitive advantages were further strengthened while our corporate transformation has deepened and entered a new stage.

Operating Results

In the first half of the year, the Company simultaneously recorded double-digit growth in both revenues and profits, with revenue growth surpassing industry average. Operating revenues amounted to RMB157.5 billion, representing an increase of 14.1% over the same period last year. Excluding mobile terminal sales, operating revenues were RMB139.2 billion, representing an increase of 10.0% over the same period last year, leading to a steady increase in the market share of revenues. The business structure was further optimised and the proportion of revenues from high growth businesses exceeded 87%. The operational risks of traditional businesses were further alleviated. EBITDA2 was RMB50.1 billion, while EBITDA margin3 was 36.0%. The profit attributable to equity holders of the Company was RMB10.2 billion, representing an increase of 15.9% over the same period last year. Profitability was improved considerably with basic earnings per share of the Company of RMB0.13. Capital expenditure was RMB33.1 billion. Free cash flow4 reached RMB13.8 billion.

Taking into consideration the cash flow of the Company and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider a final dividend proposal when reviewing the full year results and will propose any such final dividend to the shareholders’ general meeting accordingly.

Excellent implementation to achieve dual enhancement in scale development and profitability

In the first half of the year, the Company persisted in 3G driven mobile operation and achieved further breakthrough in business scale, resulting in remarkable increase in net profit which grew at a faster pace than that in revenue. The value of mobile subscribers was further enhanced, the wireline broadband services grew steadily and the Internet application and informatisation application developed rapidly, significantly contributing to the expansion of subscriber scale and enhancement in profitability. With our perseverance in differentiation development, the Company’s “Three New Roles” strategy was thoroughly implemented and our four core capabilities were notably enhanced.

[1]	The “Three New Roles” refers to the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.
[2]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortization.
[3]	EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
[4]	Free cash flow is calculated from EBITDA minus capital expenditure and income tax.

Persistent in deepening scale operation and data traffic operation

By proactively leveraging the strengths in mobile network and services, the scale of our mobile services expanded rapidly and the market share continually increased. Reinforcing the terminal-led operation, the Company further expanded the high-end models and optimised the subsidy structure for terminals, leading to rapid growth in sales. We strengthened self-operated sales channels and deepened the open channel co-operation so as to continuously increase the contribution from open channels sales. We persistently placed concurrent emphasis on integrated products as well as efficiently-centralised single product. We also strengthened the application-driven mode, resulting in further optimisation of the quality of subscriber development. In the first half of the year, the net addition of mobile subscribers was 13.88 million and the number of mobile subscribers reached 175 million, of which the net addition of 3G subscribers was 18.28 million. 3G subscribers accounted for 50% of total mobile subscribers. The 3G smartphone subscribers accounted for 44% of total mobile subscribers. Mobile service revenues amounted to RMB54.6 billion, representing an increase of 28.3% over the same period last year, which was the highest growth rate in the industry and accounted for 35% of our total revenues. The Company will further improve the capability of our sales channels to accelerate the scale development of mobile services and persistently expand the scope for enhancing customer value.

Data traffic operation achieved remarkable results. The Company reinforced the 3G applications coaching and precision marketing. As an industry pioneer, we launched pure data traffic packages. We coordinated the promotion of self-developed applications such as product centre services as well as external applications. We also strengthened the data traffic driving effect of our appealing products such as 189 Mail and e-Surfing Cloud, resulting in rapid expansion in data traffic. In the first half of the year, the average monthly data usage of our 3G handset users exceeded 168MB, representing an increase of 51% over the same period last year. The total Internet access traffic of our 3G handset users almost tripled while revenues from Internet access by our handset users nearly doubled from the same period last year, reaching RMB9.8 billion. Data ARPU rose considerably, driving a steady increase in the blended ARPU of mobile subscribers, with continuous improvement in quality. Next, the Company will leverage the intelligent pipeline and integrated platforms to enhance the data traffic operation models and accelerate the expansion of data traffic and value.

The wireline broadband services grew steadily with continuous improvement in long-term sustainable competitiveness. The Company progressively promoted the campaign of “Lighting Fibre District” and gradually expanded the fibre coverage and subscriber scale. The Company further strengthened customer segmentation and enriched the high-bandwidth applications while fostering the mutual driving effect of our 3G service and wireline broadband service. In the first half of the year, revenues from wireline broadband services amounted to RMB35.2 billion, representing an increase of 5.5% over the same period last year. The number of wireline broadband subscribers reached 95.82 million with a net addition of 5.7 million, among which the number of Fibre-to-the-Home (FTTH) subscribers reached 21 million, leading to continuous optimisation of customer structure. In the second half of the year, the Company will vigorously promote customer bandwidth upgrade, improve installation and maintenance efficiency and continue to promote high-bandwidth application so as to accelerate the transformation of our network competitiveness into marketing strengths and profit edge, driving further enhancement in customer value and steady development of broadband services.

Informatisation application notably fostered the expansion of the overall business scale. Through enhancing the portals for government customers and public customers and enriching applications, the leading effect of “Smart Cities” was further strengthened. Leveraging industry application product centres, the Company progressively expanded the scale of industry applications and promoted professional operation to further enhance profitability. We proactively promoted the scale replication of standardised products for enterprises customers such as “e-Surfing RFID” and enhanced the penetration of “e-Surfing School” in primary and secondary schools. We strengthened the promotion of applications for convenient living to further expand the public applications market. In the first half of the year, the net addition of mobile subscribers driven by informatisation applications was 6.08 million, representing an increase of 29% over the same period last year and accounting for 44% of the net addition of mobile subscribers.

Adhering to differentiated development to thoroughly implement the “Three New Roles” strategy

We firmly grasped the trend and vigorously promoted innovation, actively integrating with informatisation service industry with gradual commercialisation in intelligent pipeline, integrated platforms and content and application services.

The commercialisation of intelligent pipeline has developed progressively along with the continued improvement in the capability of integrated platforms. We gradually promoted intelligent wireline broadband services such as dynamic bandwidth assurance and self-served bandwidth upgrade. We rolled out mobile traffic control and optimisation services based on service identification to reinforce the differentiated mobile Internet experience. While expediting the construction of fundamental capability platforms of positioning and payment, we progressively foster the open capability of our integrated platforms and introduced over 600 cooperated applications. In the second half of the year, the Company will accelerate the commercialisation progress of the intelligent pipeline and integrated platforms to further enhance the dynamic of differentiated development.

The commercialisation development of content and application services was accelerated. Riding on the successful operation of public applications product centres like “iMusic”, the Company adopted a product centre model to develop industrial applications for government and enterprises customers in an efficiently-centralised manner. The value contributed by eight industrial application product centres such as education, government administration, transportation and logistics emerged. We launched “e-Surfing Cloud” products and successfully embarked on the commercialisation of our “Cloud” computing services. The “Best Pay” experienced a rapid growth, with transaction amount surging by 175% over the same period last year and the number of customer accounts reaching 9 times of that in the same period last year. Next, the Company will take initiatives to explore Internet applications such as “Internet of things” and “Big Data” to further strengthen the development of emerging businesses.

Enhancing four capabilities to sharpen sustainable competitiveness strengths

Adhering to an innovation-oriented approach. We further introduced Internet elements to reinforce corporate culture and promote a mindset change in employees as well as integrated enhancements. We also introduced market-driven mechanisms to continuously optimise talent cultivation and incentive systems, effectively stimulating corporate vitality. The next step, we will follow the Internet enterprise pattern to establish an organisational and decision-making mechanism for emerging businesses, and gradually implement a market-oriented approach in resource allocation and remuneration incentives to expedite the development of emerging businesses.

Upgrading services comprehensively. Focusing on customer experience, we established a more responsive service system and more comprehensive customer service standards to cater to the needs of mobile Internet with a commitment to providing better and measurable service pledges. We took initiatives to innovate means of service, leading to industry-leading Weibo customer services and continued optimisation of online service and mobile palm service. We focused on the enhancement of the service quality of mobile and broadband services to strengthen customer relations. The customer satisfaction for our core businesses led the industry.

Strengthening efficient-centralisation. The proportion of efficiently-centralised mobile single products and terminal sales continued to increase. The sales of efficiently-centralised single products and efficiently-centralised terminals for June accounted for 58% and 52%, respectively. Leveraging an innovative e-commerce model, we strengthened efficiently-centralised operation of our group-level e-channels, resulting in the new mobile subscribers developed via this channel in the first half of the year reaching 9 times of that in the same period last year. We also strengthened IT capabilities to support efficiently-centralised operation of the entire network, while further enhancing centralised procurement of equipment. The centralised procurement rate of telecommunications equipment was 99.5%.

Continuing to optimise operation. We continued to reinforce corporate management and optimise resource allocation. We consolidated the collaboration and synergies across branding, service packages, marketing resources, terminals and channels. Through comprehensive sub-division of performance evaluation units, cost budgets and investment resources were allocated to primary operating units with a view to achieving unification of duties, rights and interests, so as to enhance better efficiency. Meanwhile, we strengthened our centralised capital management, optimised our investment structure and enhanced our cost control based on precision management to avoid risks. The operating efficiency of the Company was noticeably enhanced.

Corporate Governance and Social Responsibility

We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and corporate value to ensure our healthy growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition in the first half of the year, including “Overall Best Managed Company in Asia” by FinanceAsia for three consecutive years, “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia, and “No.1 Most Honoured Company in Asia” by Institutional Investor.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility to maintain a fair and orderly environment for market competition and facilitate healthy development of the entire value chain. Meanwhile, we actively promoted green operation, further strengthening energy conservation and emission reduction to improve utilisation efficiency of resources. We accomplished telecommunications assurance tasks for significant events such as earthquake relief in Ya’an, Sichuan and were highly commended by the society.

Outlook

At present, the mobile telecommunications market is at a fast growing stage with rapid migration to 3G. The demand for social informatisation will continue to expand, which will bring in opportunities for further scale expansion of our 3G service. Meanwhile, the global economy is now at a deepened adjustment stage. There are still uncertainties in domestic regulatory policies while the accelerated evolution of new technologies is driving up industry competition. The cross-sector competition of mobile Internet gradually emerged. In future, we will face new challenges.

In the second half of the year, we will firmly seize the present golden window of opportunity and focus on accelerating the scale expansion of our strategic 3G services and wireline broadband services. We will promote rapid development of our emerging businesses through open cooperation to progressively accomplish fundamental enhancement of our business structure. Meanwhile, we will proactively participate in discussion to strive for the most favourable regulatory policies, especially on the issuance of LTE licence. We will also proactively prepare for future business development opportunities, and implement a focused and proactive investment strategy to enhance corporate value in full strength. Furthermore, we will organise and promote the cooperation with mobile virtual network operators firmly based on the principle of differentiated complementation and sustainable development, aiming for achieving a win-win situation and creating more value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contribution as well as to Mr. Chen Liangxian for his valuable contribution during his tenure of office as a director of the Company. Also, I would like to welcome Mr. Xie Liang to join our Board of Directors.

Wang Xiaochu
Chairman and Chief Executive Officer
Beijing, China

21 August 2013

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2013 extracted from the unaudited interim financial statements of the Group as set out in its 2013 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2013

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Note	2013 RMB	2012 RMB

Operating revenues	4	157,520	138,021

Operating expenses
Depreciation and amortisation		(34,693)	(24,540)
Network operations and support		(23,385)	(31,258)
Selling, general and administrative		(34,968)	(29,309)
Personnel expenses		(22,306)	(21,453)
Other operating expenses		(26,747)	(19,009)

Total operating expenses		(142,099)	(125,569)

Operating profit		15,421	12,452
Net finance costs	5	(2,615)	(873)
Investment income		673	79
Share of profits from associates		27	11

Profit before taxation		13,506	11,669
Income tax	6	(3,225)	(2,797)

Profit for the period		10,281	8,872

		Six-month period ended 30 June
		2013	2012
	Note	RMB	RMB

Other comprehensive income for the period
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		13	(109)
Deferred tax on change in fair value of available-for-sale equity securities		(3)	27
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(47)	(10)
Share of other comprehensive income from associates		1	—

Other comprehensive income for the period, net of tax		(36)	(92)

Total comprehensive income for the period		10,245	8,780

Profit attributable to:
Equity holders of the Company		10,213	8,814
Non-controlling interests		68	58

Profit for the period		10,281	8,872

Total comprehensive income attributable to:
Equity holders of the Company		10,177	8,722
Non-controlling interests		68	58

Total comprehensive income for the period		10,245	8,780

Basic earnings per share	7	0.13	0.11

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2013

(Amounts in millions)

		30 June	31 December
		2013	2012
	Note	RMB	RMB

ASSETS

Non-current assets
Property, plant and equipment, net		362,466	373,743
Construction in progress		43,691	32,484
Lease prepayments		25,371	25,759
Goodwill		29,918	29,918
Intangible assets		7,588	9,214
Interests in associates		1,044	1,016
Investments		629	616
Deferred tax assets	9	3,068	2,922
Other assets		3,882	4,190

Total non-current assets		477,657	479,862

Current assets
Inventories		7,301	5,928
Income tax recoverable		235	1,505
Accounts receivable, net	10	24,285	18,768
Prepayments and other current assets		8,094	6,297
Time deposits with original maturity over three months		1,388	2,730
Cash and cash equivalents		19,982	29,982

Total current assets		61,285	65,210

Total assets		538,942	545,072

		30 June 2013	31 December 2012
	Note	RMB	RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt		23,700	6,523
Current portion of long-term debt		10,214	10,212
Accounts payable	11	69,163	68,844
Accrued expenses and other payables		77,455	105,736
Income tax payable		1,155	492
Current portion of deferred revenues		1,379	1,654

Total current liabilities		183,066	193,461

Net current liabilities		(121,781)	(128,251)

Total assets less current liabilities		355,876	351,611

Non-current liabilities
Long-term debt and payable		82,631	83,070
Finance lease obligations		1	3
Deferred revenues		1,550	1,791
Deferred tax liabilities	9	609	717

Total non-current liabilities		84,791	85,581

Total liabilities		267,857	279,042

Equity
Share capital		80,932	80,932
Reserves		189,272	184,137

Total equity attributable to equity holders of the Company		270,204	265,069
Non-controlling interests		881	961

Total equity		271,085	266,030

Total liabilities and equity		538,942	545,072

Notes:

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 21 August 2013, reflect the unaudited financial position of the Group as at 30 June 2013 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2013.

The interim financial statements have been prepared on historical cost basis except for certain available-for-sale equity securities, which are measured at fair values.

Except as described below, the accounting policies used in the interim financial statements for the six months ended 30 June 2013 are the same as those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2012.

During the current period, the Group applied for the first time, certain new or revised International Financial Reporting Standards (“IFRSs”) that are effective for the current period.

Amendments to IAS 1, “Presentation of Financial Statements — Presentation of Items of Other Comprehensive Income”

The Group has applied the amendments to IAS 1 in the current period. The amendments introduced new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and “income statement” is renamed as “statement of profit or loss”. However, the amendments to IAS 1 allow an entity to use titles for these statements other than those used in the amendments to IAS 1. The Group has not made any changes to the titles for these statements.

In addition, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories to disclose: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis — the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The application of the amendments has no significant impact on the presentation of items of other comprehensive income of the Group.

IFRS 10, “Consolidated Financial Statements”

IFRS 10 replaces the parts of IAS 27, “Consolidated and Separate Financial Statements” that deal with consolidated financial statements and SIC 12, “Consolidation — Special Purpose Entities”. Under IFRS 10, there is only one basis for consolidation, that is, control. IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

The application of IFRS 10 has no significant impact on the Group’s interim financial statements.

IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a disclosure standard, and brings together into a single standard all disclosure requirements applicable to entities’ interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those previously required by the respective standards.

The application of IFRS 12 has no significant impact on the Group’s interim financial statements.

IFRS 13, “Fair Value Measurement”

The Group has applied IFRS 13 for the first time in the current period. IFRS 13 establishes a single source of guidance for fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.

The scope of IFRS 13 is broad, and applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, subject to a few exceptions. Consequential amendments have been made to IAS 34 to require certain disclosures required for financial instruments to be made in the interim financial statements. Except for the disclosures of fair value information set out in the notes to the interim financial statements, the application of IFRS 13 has no significant impact on the Group’s interim financial statements.

Amendments to IFRS 7, “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities”

The Group has applied the amendments to IFRS 7 in the current period. The amendments require entities to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement.

The application of the amendments has no significant impact on the Group’s interim financial statements.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditor in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2.	CHANGES IN ORGANISATION DURING THE CURRENT PERIOD

(i)	Disposal of a subsidiary

Pursuant to an agreement entered into by the Company and China Telecommunications Corporation on 26 April 2013, the Company disposed of an 80% equity interest in E-surfing Media Co., Ltd. (“E-surfing Media”), a subsidiary of the Company primarily engaged in the provision of video media services, to China Telecommunications Corporation. The initial consideration for the disposal of the equity interest in E-surfing Media was RMB1,195 million, which was concluded based on the valuation of the equity interests in E-surfing Media as at 31 December 2012 as filed for the state-owned assets appraisals. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on 80% of the change in the book value of the net assets of E-surfing Media during the period from 31 December 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media was transferred to China Telecommunications Corporation on 30 June 2013. The final consideration was arrived at RMB1,248 million. RMB1,195 million of the final consideration, which represented the initial consideration, was received by 30 June 2013.

Analysis of assets and liabilities of the disposed subsidiary:

30 June 2013
RMB millions

Current assets
Cash and cash equivalents	736
Accounts receivables	150
Other current assets	1

Non-current assets
Property, plant and equipment	111
Other non-current assets	18

Current liabilities
Accounts payable	222
Other current liabilities	64

Other non-current liabilities	8

Net assets disposed of	722

Gain on disposal of a subsidiary:

30 June 2013
RMB millions

Consideration received or receivable	1,248
Net assets disposed of	(722)
Non-controlling interests	144

Gain on disposal	670

The gain on disposal of E-surfing Media has been included in investment income of the consolidated statement of comprehensive income.

Net cash inflow from disposal of a subsidiary:

30 June 2013
RMB millions

Consideration received in cash and cash equivalents	1,195
Less: cash and cash equivalent balances disposed of	(736)

Net cash inflow from disposal of a subsidiary	459

(ii)	Set up of a subsidiary

On 9 June 2013, the Group set up a subsidiary, iMUSIC Culture & Technology Co. Ltd., which engages in the provision of music production and related information services.

3.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 10 percent of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month period ended 30 June
		2013	2012
	Note	RMB millions	RMB millions

Wireline voice	(i)	19,866	22,241
Mobile voice	(ii)	28,426	23,289
Internet	(iii)	48,395	42,825
Value-added services	(iv)	17,836	14,902
Integrated information application services	(v)	12,170	11,791
Telecommunications network resource services and lease of network equipment	(vi)	8,624	7,682
Others	(vii)	22,203	15,291

		157,520	138,021

Notes:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, installation fees and interconnection fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnection fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre, Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repair and maintenance of equipment.

5.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month period ended 30 June
	2013	2012
	RMB millions	RMB millions

Interest expense incurred	2,988	1,286
Less: Interest expense capitalised*	(168)	(175)

Net interest expense	2,820	1,111
Interest income	(178)	(216)
Foreign exchange losses	24	22
Foreign exchange gains	(51)	(44)

	2,615	873

* Interest expense was capitalised in construction in progress at the following rates per annum.	1.1% – 5.8%	1.4% – 6.4%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2013	2012
	RMB millions	RMB millions

Provision for PRC income tax	3,457	2,919
Provision for income tax in other tax jurisdictions	29	24
Deferred taxation	(261)	(146)

	3,225	2,797

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
	Note	2013 RMB millions	2012 RMB millions

Profit before taxation		13,506	11,669

Expected income tax expense at statutory tax rate of 25%	(i)	3,377	2,917
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(84)	(81)
Differential tax rate on other subsidiaries’ income	(ii)	(32)	(11)
Non-deductible expenses	(iii)	146	157
Non-taxable income	(iv)	(40)	(45)
Effect of change in tax rate	(v)	—	138
Others	(vi)	(142)	(278)

Actual income tax expense		3,225	2,797

Notes:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	During 2012, certain branches with operations in the western region of the PRC obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities that were settled after 31 December 2011 were adjusted to reflect the change in tax rate. The overall effect of change in tax rate amounting to RMB138 million was charged to the consolidated statement of comprehensive income.
(vi)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the period.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2013 and 2012 is based on the profit attributable to equity holders of the Company of RMB10,213 million and RMB8,814 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling approximately RMB5,433 million in respect of the year ended 31 December 2012 was declared and fully paid on 19 July 2013.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling approximately RMB5,625 million in respect of the year ended 31 December 2011 was declared and of which RMB5,235 million was paid on 20 July 2012. The remaining amounts were paid by December 2012.

The Board of Directors has resolved not to pay an interim dividend.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2013 RMB millions	31 December 2012 RMB millions	30 June 2013 RMB millions	1 December 2012 RMB millions	30 June 2013 RMB millions	1 December 2012 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,282	1,028	—	—	1,282	1,028
Property, plant and equipment	1,269	1,279	(212)	(266)	1,057	1,013
Deferred revenues and installation costs	517	615	(321)	(378)	196	237
Available-for-sale equity securities	—	—	(76)	(73)	(76)	(73)

Deferred tax assets/(liabilities)	3,068	2,922	(609)	(717)	2,459	2,205

	Balance at 1 January 2013	Recognised in statement of comprehensive income	Disposal of a subsidiary	Balance at 30 June 2013
	RMB millions	RMB millions	RMB millions	RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,028	254	—	1,282
Property, plant and equipment	1,013	48	(4)	1,057
Deferred revenues and installation costs	237	(41)	—	196
Available-for-sale equity securities	(73)	(3)	—	(76)

Net deferred tax assets	2,205	258	(4)	2,459

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		30 June 2013	31 December 2012
	Note	RMB millions	RMB millions
Third parties		25,857	19,637
China Telecom Group	(i)	826	626
Other telecommunications operators in the PRC		679	529

		27,362	20,792
Less: Allowance for doubtful debts		(3,077)	(2,024)

		24,285	18,768

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2013	31 December 2012
	RMB millions	RMB millions

Current, within 1 month	13,057	11,402
1 to 3 months	3,219	2,319
4 to 12 months	2,060	1,613
More than 12 months	1,018	387

	19,354	15,721
Less: Allowance for doubtful debts	(2,963)	(1,932)

	16,391	13,789

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	30 June 2013	31 December 2012
	RMB millions	RMB millions

Current, within 1 month	2,931	1,945
1 to 3 months	2,360	1,573
4 to 12 months	1,923	980
More than 12 months	794	573

	8,008	5,071
Less: Allowance for doubtful debts	(114)	(92)

	7,894	4,979

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2013	31 December 2012
	RMB millions	RMB millions

Third parties	55,333	56,333
China Telecom Group	12,596	11,473
Other telecommunications operators in the PRC	1,234	1,038

	69,163	68,844

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2013	31 December 2012
	RMB millions	RMB millions

Due within 1 month or on demand	15,320	18,427
Due after 1 month but within 3 months	13,996	17,783
Due after 3 months but within 6 months	19,103	15,831
Due after 6 months	20,744	16,803

	69,163	68,844

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2012 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six-month period ended 30 June 2013, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2013, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2013, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE OF DIRECTORS AND SUPERVISORS

On 20 March 2013, Mr. Chen Liangxian resigned from his position as the Non-executive Director of the Company due to change in work arrangement. On 29 May 2013, the appointment of Mr. Xie Liang as the Non-executive Director of the Company was approved at the 2012 Annual General Meeting. On 19 August 2013, Mr. Mao Shejun has retired from his position as the Employee Representative Supervisor of the Company due to his age. On the same date, Mr. Tang Qi has been elected by democratic election of the employees of the Company as the Employee Representative Supervisor of the Company’s Supervisory Committee.

CHANGE IN BIOGRAPHICAL DETAILS OF DIRECTORS

The change in Directors’ biographical details, since the despatch date of the Company’s 2012 Annual Report is set out below:

Dr. Qin Xiao, an Independent Non-executive Director of the Company, was appointed as a part-time professor at PBC School of Finance, Tsinghua University and ceased to be a part-time professor at the Graduate School of the People’s Bank of China. Mr. Tse Hau Yin, Aloysius, an Independent Non-executive Director of the Company, was appointed as the Independent Non-executive Director of CCB International (Holdings) Limited, a wholly-owned subsidiary of China Construction Bank Corporation. Madam Cha May Lung, Laura, an Independent Non-executive Director of the Company, was appointed as a member of the International Advisory Council of the China Banking Regulatory Commission and a Non-executive Director of Unilever, PLC and Unilever, N.V., and ceased to be a member of the Yale School of Management Board of Advisors.

Save as stated above, there is no other information for the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2013, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held		Type of Shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity
				(%)	(%)

China Telecommunications Corporation	57,377,053,317 (Long position	)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position	)	Domestic shares	8.37%	6.94%	Beneficial owner

Commonwealth Bank of Australia	1,806,696,795 (Long position	)	H shares	13.02%	2.23%	Interest of controlled corporation

Blackrock, Inc.	1,381,635,386 (Long position	)	H shares	9.96%	1.71%	Interest of controlled corporation

	7,286,500 (Short position	)	H shares	0.05%	0.01%	Interest of controlled corporation

Name of Shareholder	Number of shares held		Type of Shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity
				(%)	(%)

JPMorgan Chase & Co.	1,257,736,869 (Long position	)	H shares	9.06%	1.55%	101,429,249 shares as beneficial owner; 4,846,000 shares as investment manager; and 1,151,461,620 shares as custodian corporation/ approved lending agent

	40,419,201 (Short position	)	H shares	0.29%	0.05%	Beneficial owner

	1,151,461,620 (Shares available for lending	)	H shares	8.30%	1.42%	Custodian corporation/ approved lending agent

Save as disclosed above, as at 30 June 2013, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2013.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2013. In the Company’s opinion, through supervision of the Board of Directors and Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2013.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2013 to 30 June 2013.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2013 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.